Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

April 14, 2011

VIA EDGAR TRANSMISSION

Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Rochdale Investment Trust (“the Trust”)
File Nos. 333-47415 and 811-08685

Dear Ms. Stirling:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our recent telephone conversation with respect to Post Effective Amendment No. 31 to the Registrant’s Registration Statement filed on February 17, 2011 and related to the newly organized Rochdale Emerging Markets Portfolio.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Rochdale Investment Trust
April 14, 2011

The Trust’s responses to your comments are as follows:

Prospectus

1.
On page 2 of the prospectus, you noted that the “Acquired Fund Fees and Expenses” line item in the “Annual Fund Operating Expenses” table indicated an expense level of 0.05% and inquired as to whether that anticipated figure was accurate and, if so, whether that indicated that such acquired funds would rise to the level of a Principal Investment Strategy.

Response – Registrant confirms that the figure of 0.05% is the anticipated expense level for “Acquired Fund Fees and Expenses” but does not believe that the level of investments in other investment companies will rise to the level of a Principal Investment Strategy at this time.  Registrant will monitor the Portfolio’s activity carefully and will supplement the prospectus at such time as it anticipates such a level of fund investments.

2.
You noted that the “Investment Objective” stated on page 2 of the prospectus is to seek “long-term capital appreciation,” while the first sentence of the “Principal Investment Strategies” section on page 3 indicates that the Fund seeks “long-term growth.”  You asked that these two statements be made more consistent.

Response – The disclosure will be revised as requested.

3.
You noted that the “Principal Investment Strategies” set forth on page 3 of the prospectus indicate that the Fund may invest in fixed income securities as a principal strategy.   You asked that some indication of maturity and quality parameters for such investments be set forth.

Response - The disclosure will be revised as requested.

4.
You noted that the “Principal Investment Strategies” set forth on page 3 of the prospectus include the statement that “Securities from the Asia-Pacific region, Eastern Europe, or Central or South America may be purchased by the Portfolio regardless of their classification or inclusion in an index” and asked that Registrant confirm that the Portfolio would not include securities from developed economies in the Asia-Pacific region (i.e., Japan) in its “80% basket.”.

Response – Registrant confirms that it would not consider Japanese securities to be “emerging market” securities for purposes of satisfying the 80% test.

5.
Also on page 3 of the prospectus, you noted that it states that “[t]he Portfolio may also invest in domestic and foreign debt securities” and asked for clarification as to how investments in domestic debt securities would fit in the Fund’s 80% requirement as well as whether there is any distinction between the “foreign debt securities” listed here and the emerging market fixed income securities discussed previously.

Response – The disclosure has been revised to indicate that the Fund may invest no more than 20% of its assets in domestic and developed market fixed income securities.

Rochdale Investment Trust
April 14, 2011

6.	On page 4 of the Prospectus, you requested that the prospectus note that “high yield bonds” are sometimes referred to as “junk.”

Response - The disclosure will be revised as requested.

7.
You requested that the “Principal Investment Strategies” disclosure regarding derivative investing on page 4 of the prospectus be more specific regarding the types of derivatives in which the Fund will invest and the uses for which such investments will be made.

Response - The disclosure will be revised as requested.

8.	You noted that the “Equity Market Risk” disclosure on page 4 of the prospectus refers to only “common stocks” and requested that it be expanded to include convertibles and preferred equity securities.

Response - The disclosure will be revised as requested.

9.	You suggested that “Foreign Currency Risk” and “Currency Risk” could be combined.

Response - The disclosure will be revised as suggested.

10.
You asked that the “Non-Diversification Risk” disclosure on page 5 of the prospectus be amended to indicate that an adverse return for a single issuer may have a greater effect on overall fund performance in a non-diversified portfolio.

Response - The disclosure will be revised as requested.

11.
You noted that “Financials Sector Risk” is included as a “Principal Risk” but there is no corresponding “Principal Strategies” disclosure regarding investments in the financial sector.  You asked that either investing in the sector be added as a principal strategy or that this risk be removed as a principal risk.

Response - The last sentence of the “Principal Investment Strategies” currently indicates that the Portfolio may invest a large percentage of its assets in the “Financials” sector.

Rochdale Investment Trust
April 14, 2011

12.	You asked that the risk disclosure under “Credit Risk” be revised to include investments in all debt securities.

Response - The disclosure will be revised as requested.

13.
With respect to the “Tax Information” disclosure on page 6 of the prospectus, you indicated that the SEC Staff is now requesting additional disclosure stating that subsequent withdrawals from tax deferred accounts may be taxable as either ordinary income or capital gains.

Response - The disclosure will be revised as requested.

14.
With respect to the “Investment Strategies” disclosure on page 7 of the prospectus, you requested that it be noted that the “80% basket” includes both equity and fixed income securities, as previously noted in the “Principal Investment Strategies” section.

Response - The disclosure will be revised as requested.

15.
Also in the “Investment Strategies” disclosure on page 7 of the prospectus, you noted that it currently states that derivative instruments are not a principal investment strategy, but that such investments are listed earlier in the prospectus in the “Principal Investment Strategies” section.  You asked that this discrepancy be resolved.

Response - The disclosure will be revised as requested.

16.
With respect to the disclosure on page 7 of the prospectus related to the Mauritius subsidiary, you noted that such vehicles are typically only used in all-India investment companies and asked that the disclosure be expanded to indicate:

•	Who provides investment management services to the subsidiary and how such services are provided;
•	That at least 80% of the subsidiary’s assets will be invested in securities of emerging Market countries;
•	Whether the subsidiary’s financial statements will be consolidated with the Fund’s in the Fund’s annual and semi-annual reports; and
•	That the Subsidiary will be subject to the same policies and restrictions as the Fund with respect to leverage, liquidity, brokerage and valuation.

You also requested that Registrant confirm that the subsidiary’s expenses are reflected in the Fund’s “Fees and Expenses” table.

Response - The disclosure will be revised as requested.  Registrant confirms that the subsidiary’s financial statements will be consolidated with those of the Portfolio and that the subsidiary’s expenses were included in the expense table.

Rochdale Investment Trust
April 14, 2011

17.	You requested that certain risks listed in the “Principal Risks of Investing in the Portfolio” section of the prospectus on pages 8-11 be separated out into an “Additional Risks” section.

Response - The disclosure will be revised as requested.

18.	You requested that the “High-Yield/High Risk Bond Risk” disclosure on page 10 of the prospectus state that such investments are considered to be “speculative.”

Response - The disclosure will be revised as requested.

19.
In the “Portfolio Managers” disclosure on page 12 of the prospectus, you requested that it be noted that Messers. Acebes and D’Alessandro manage the Fund as a team.  You also asked that we confirm for you when Rochdale was founded.

Response - The disclosure will be revised as requested.  Rochdale or its predecessor have been providing investment management services since 1986.

20.	In the “How to Buy Shares” table on page 13 of the prospectus, you asked whether the entry for “Retirement Accounts” under the “Minimum Additional Investment” column should also have the “*” footnote.

Response - The footnote should also apply to retirement accounts and the disclosure will be revised accordingly.

21.
In the “Frequent Trading or Market Timing” disclosure on page 17 of the prospectus, you asked that Registrant disclose that the Board has adopted the redemption fee and also asked for more specificity regarding policies and procedures designed to monitor and detect abusive short-term trading practices.

Response - The disclosure will be revised as requested.

22.	On page 21 of the prospectus, containing the “Privacy Notice,” you requested that the statement that “This Page is Not Part of the Prospectus” be deleted.

Response - The disclosure will be revised as requested.

Rochdale Investment Trust
April 14, 2011

Statement of Additional Information

1.	In the “Investment Restrictions” you noted that there was no restriction listed regarding underwriting activities by the fund and asked that such a restriction be included.

Response – Investment restriction number three includes the Fund’s policies with respect to underwriting activities.

2.
On page 36 of the SAI, you asked that the disclosure regarding the factors the Board considers when evaluating potential nominees for Board membership include information on whether the Board will consider shareholder nominees and , if so, the procedure for making nominations.

Response - The disclosure will be revised as requested.

3.	Also on page 36, you requested that the disclosure on the Pricing Committee be revised to make it clearer that the Pricing Committee, while appointed by the Board, is not a committee of Board members.

Response - The disclosure will be revised as requested.

4.	In the “Portfolio Managers” disclosure on page 38 of the SAI, you requested clarification regarding the accounts managed by the managers that pay performance fees.

Response - The disclosure will be revised as requested.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact the undersigned at (215) 772-7385.

Sincerely,

Don E. Felice

cc:           Kurt Hawkesworth